

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 13, 2022

Fernando Cornejo
Chief Financial Officer
Kalera Public Limited Company
10 Earlsfort Terrace
Dublin 2, D02 T380
Ireland

>   **Re: Kalera Public Limited Company**
>   **Registration Statement on Form S-1**
>   **Filed October 7, 2022**
>   **File No. 333-267797**

Dear Fernando Cornejo:

   This is to advise you that we have not reviewed and will not review your registration statement.

   Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

   Please contact Jessica Ansart at 202-551-4511 with any questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Industrial Applications and
                                        Services

cc: David Dixter